UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D .C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. ____________)*



Maui Land & Pineapple Company
(Name of Issuer)

Common Stock - Maui Land & Pineapple Company
(Title of Class of Securities)

577345101
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of the Statement)


Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:
[  x  ] Rule 13d-1 (b)
[    ] Rule 13d-1 c
[    ] Rule 13d-1 (d)

CUSIP Number   ______577345101______________________


1. Names of Reporting Persons. I. R. S. Identification Nos. of the above persons.
        Pacific Century Trust, a division of Bank of Hawaii - ID #99-0033900.


2. Check the Appropriate Box if a Member of a Group (See Instructions) (a.) ___N/A_______
(b.) ___N/A______

3. SEC Use only __________________________________________________



4. Citizenship or Place of Organization __Honolulu, Hawaii______________



5. Sole Voting Power ______420,537______________________________



6. Shared voting Power _________0_________________



7. Sole Dispositive Power ________361,501______________________



8. Shared Dispositive Power ________59,285_______________________



9. Aggregate amount Beneficially Owned by Each Reporting Person  _420,786__



10. Check if the aggregate amount in Row (11) excludes certain share __N/A____



11. Percent of Class Represented by Amount in Row (11) __5.85%_______



12. Type of Reporting Person ______BK________________




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify That the information set forth in this statement is true, complete and correct.

Date  _______February 11, 2003________________________

Signature _____Charlotte Teruya_______________________

Name/Title __ Charlotte Teruya, Trust Operations Manager
______________________________________________________